UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

B006 Millais House

Castle Quay

St Helier

Jersey JE2 3EF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Exhibits 99.1 and 99.2 included with this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-224784), as amended or supplemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: March 28, 2024	/s/ Mark Learmonth
Mark Learmonth
CEO and Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Financial Statements/Report
99.2	Annual MD&A